United States securities and exchange commission logo





                           December 31, 2020

       Jason Bliss
       General Counsel
       SolarWinds Corporation
       7171 Southwest Parkway
       Building 400
       Austin, Texas 78735

                                                        Re: SWI Spinco, LLC
                                                            Draft Registration
Statement on Form 10
                                                            Submitted December
4, 2020
                                                            CIK No. 0001834488

       Dear Mr. Bliss:

              We have reviewed the draft registration statement of SWI Spinco, LLC and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing the registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Exhibit 99.1

       Summary
       Our Business, page 1

   1. Please clarify how you define small and medium-sized enterprises, or SMEs. Also, please tell us if your
software platform utilizes SolarWinds' Orion monitoring products.
 Jason Bliss
FirstName
SolarWindsLastNameJason
             Corporation Bliss
Comapany31,
December    NameSolarWinds
               2020        Corporation
December
Page 2     31, 2020 Page 2
FirstName LastName
Growth Strategy
Broaden our co-managed IT footprint, page 7

2. Please disclose the percentage of your MSP partners that currently service larger enterprises through the co-managed IT model.
Questions and Answers About the Separation and Distribution
What are the U.S. federal income tax consequences of the separation and the distribution?, page
16

3. Include an additional Q&A asking the following question: "Is the separation and distribution anticipated to be tax free to existing shareholders?" Your answer should be
         "Yes" or "No" with accompanying disclosure highlighting any uncertainties and the receipt of an opinion of counsel supporting a conclusion that the spin-off should be tax free to shareholders. Clarify whether the receipt of such an opinion is a waivable condition, and if waived, will the transaction proceed.
Risk Factors
"Because our long-term success depends upon our ability to operate our business internationally...", page 25

4. We note your disclosure regarding the uncertainty regarding the impact of Brexit on your international operations during the Transition Period (December 31, 2020). Please update this disclosure to specifically address your UK operations and the reasonably known impact on cloud computing products sold to your UK customers.
"If we sustain system failures, cyberattacks against our systems or against our offerings, or if we, our MSP partners...", page 29

5.       We note from SolarWind   s Form 8-Ks filed on December 14, 2020 and
December 17,
         2020 that you currently believe the actual number of customers that may have been impacted by the cyberattack or had an installation that contained the security vulnerability with respect to your Orion monitoring products to be fewer than 18,000, and the total amount of related revenues across all customers was approximately $343 million, or approximately 45% of the total revenues for the nine months ended September 30, 2020.
         Please tell us the number of SWI SpinCo   s MSP partners and their
customers that may
         have been impacted by this cyberattack and the total amount of related revenues during the nine months ended September 30, 2020.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 74

6. Please revise to provide a description of the cyberattack attack, including a description of the costs and other consequences including related litigation; the risks that may remain undetected for an extended period; and a description of relevant insurance coverage. Your
 Jason Bliss
SolarWinds Corporation
December 31, 2020
Page 3
         revised disclosures should discuss whether this attack represents a material event or uncertainty that is reasonably likely to have a material effect on your results of operations, liquidity, or financial condition or would cause reported financial information not to be necessarily indicative of future operating results or financial condition. We refer you to
         CF Disclosure Guidance: Topic No. 2. In addition, explain how you considered the recent cyberattack in your assessment of disclosure controls and procedures. Comparison of the Years Ended December 31, 2019 and 2018
Revenue, page 81

7. Please revise to disclose the percentage of your increased revenue attributable to new
         MSP partners versus existing MSP partners. Refer to Item 303(a) of Regulation S-K and
         Section III.B of SEC Release No. 33-8350.
Critical Accounting Policies and Estimates
Goodwill, page 87

8. We note that you assess qualitative factors to determine if it is more likely than not that goodwill might be impaired, which includes relevant events and circumstances affecting the reporting units. Please explain whether the recent cyberattack that inserted a vulnerability within your Orion monitoring products is an event that has caused you to revise your estimates and assumptions used in analyzing the value of your goodwill and if so, provide us with separate goodwill impairment analyses for both SolarWinds
         Corporation and SWI SpinCo. Furthermore, in order for us to better understand your analyses and response, please provide us with any proposed disclosures you plan to include describing how the recent events impact your key assumptions and estimates, and the goodwill allocated to each of your reporting units.
Note 5. Goodwill and Intangible Assets, page F-22

9. Please revise to disclose the weighted average amortization period in total and by major intangible asset class. We refer you to 350-30-10-50-1.
Note 12. Commitments and Contingencies
Legal Proceedings, page F-31

10. Please tell us whether in the opinion of management, the recent cyberattack that inserted a vulnerability within your Orion monitoring products is expected to have a material
       adverse impact on SolarWind   s or SWI SpinCo   s business, results of
operations, cash
       flows or financial position. With a view toward future disclosure, please provide us with
FirstName LastNameJason Bliss
       the proposed disclosures that you plan to include regarding the possible loss contingency
Comapany    NameSolarWinds
       associated               Corporation
                   with this recent event. We refer you to the guidance in ASC 450-12-50 and
       SAB31,
December     Topic
               20205Y.
                     Page 3
FirstName LastName
 Jason Bliss
FirstName
SolarWindsLastNameJason
             Corporation Bliss
Comapany31,
December    NameSolarWinds
               2020        Corporation
December
Page 4     31, 2020 Page 4
FirstName LastName
Note 14 Subsequent Events, page F-32

11. Please tell us your consideration of disclosing the recent cyberattack as a subsequent event. If the incident constitutes a material non-recognized subsequent event, the financial statements should disclose the nature of the incident and an estimate of its financial effect, or a statement that such an estimate cannot be made. We refer you to the guidance in ASC 855-10-50.
       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew
Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at
(202) 551-3815
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology